FOR IMMEDIATE RELEASE: April 26, 2004

IAMGOLD AND WHEATON RIVER COMPLETE DUE
DILIGENCE AND SIGN DEFINITIVE AGREEMENT

Toronto, Ontario and Vancouver, British Columbia, April 26, 2004 – IAMGOLD Corporation (“IAMGOLD”) (TSX:IMG, AMEX:IAG) and Wheaton River Minerals Ltd. (“Wheaton River”) (TSX:WRM, AMEX:WHT) are pleased to announce that they have satisfactorily completed their due diligence, have received final fairness opinions from their financial advisors and have signed a definitive agreement to combine the two companies.

Having reached a definitive agreement, the companies expect to mail their respective information circulars to shareholders in early May in advance of the shareholder meetings scheduled for both IAMGOLD and Wheaton River on June 8, 2004. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGOLD. The boards of the two companies unanimously recommend that their shareholders vote in favour of the proposed transaction.

Joseph Conway, President and CEO of IAMGOLD commented on the signing of the definitive agreement stating: “Having reached a definitive agreement we now look forward to the IAMGOLD and Wheaton River shareholder meetings in early June. Following these meetings we can combine the management talents of IAMGOLD and Wheaton River to move the new company to its next level.” Ian Telfer, Chairman and CEO of Wheaton River, stated: “We are pleased that the transaction is proceeding smoothly and look forward to the closing in early June.”

On March 30, 2004, IAMGOLD and Wheaton River announced a proposed business combination to be completed by way of a Plan of Arrangement which would create one of the world’s ten largest gold producers. Under the terms of the proposed transaction each Wheaton River common share will be exchanged for 0.55 of an IAMGOLD common share. All outstanding warrants of Wheaton River will be exercisable on similar share exchange terms as offered by IAMGOLD for Wheaton River’s common shares (for example 100 Wheaton River warrants with a C$1.65 strike price expiring on May 30, 2007 would be exercisable for 55 IAMGOLD common shares and would expire on May 30, 2007at an effective strike price of C$3.00 per IAMGOLD share). The common shares of the new company will continue to trade on the Toronto Stock Exchange and the American Stock Exchange. Prior to closing the newly combined company will be renamed.

Summary of the New Company

Management of the new company will be led by a team consisting of Joseph Conway as President and Chief Executive Officer, Ian Telfer as Executive Co-Chairman and William Pugliese as Co-Chairman of the Board of Directors. The expanded Board of Directors of the Company will include eight IAMGOLD directors and the eight current Wheaton directors.

The new company will have operating interests in seven gold operations located in the Americas, West Africa and Australia. Forecast annualized 2004 production of the combined company will be one million gold equivalent ounces, plus exposure to copper production. Forecast 2004 gold equivalent cash operating costs are estimated to average less than US$100 per ounce. The combined company will have proven and probable reserves of 9.0 million ounces plus additional measured and indicated resources of 4.4 million ounces and inferred resources of 10.5 million ounces. The new company will have strong operating cash flow and excellent financial flexibility with US$300 million in cash and gold bullion.

The combined company has immediate and near-term production growth through the development of the Amapari project in Brazil, the Los Filos project in Mexico and expansion of the Tarkwa mine in Ghana. These projects are expected to add over 300,000 ounces of annual gold production in 2006. In addition, the company will have a large portfolio of exploration projects in the Americas and West Africa.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of IAMGOLD and Wheaton, each for the year ended December 31, 2002, and material change reports filed by each company since January 1, 2002 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms “measured” and “indicated” resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

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For further information please contact:

IAMGOLD Corporation:
Joe Conway	or	Tom Atkins
President and CEO		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Wheaton River Minerals Ltd.:

Ian Telfer	or	Julia Hasiwar
Chairman and CEO		Manager, Investor Relations
Tel: (604) 696 3000	Fax: (604) 696 3001	Toll-free: 1 800 567 6223

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at ww.iagold.comwm and/or at www.wheatonriver.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD and Wheaton River can be found at www.sedar.com or at www.sec.gov.

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